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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1)
          OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 16)*
                                  ------------
                                CENTERPULSE LTD.
                       (Name of Subject Company (Issuer))

                            SMITH & NEPHEW GROUP PLC
                               SMITH & NEPHEW PLC
                      (Names of Filing Persons (Offerors))
                                  ------------
                REGISTERED SHARES, PAR VALUE CHF 30.00 PER SHARE
                         (Title of Class of Securities)
                                  ------------

                               Not Applicable* *
                      (CUSIP Number of Class of Securities)
                                  ------------
                                James A. Ralston
                Executive Vice President and Chief Legal Officer
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 396-2121

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                                    Pran Jha
                         Sidley Austin Brown & Wood LLP
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

--------------------------
*  Final Amendment

** There is no CUSIP Number assigned to the registered shares. CUSIP No.
   152005104 has been assigned to the American Depositary shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP." CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]               third-party tender offer subject to Rule 14d-1.
     [ ]               issuer tender offer subject to Rule 13e-4.
     [ ]               going-private transaction subject to Rule 13e-3.
     [ ]               amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 16 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("S&N Group"), and Smith & Nephew plc, a corporation organized under the laws of England and Wales ("S&N"), on April 25, 2003 (as amended or supplemented , the "Schedule TO"), relating to the third-party tender offer by S&N Group to exchange S&N Group ordinary shares, 12 1/2 pence nominal value per share (including S&N Group shares represented by S&N Group American Depositary Shares ("ADSs"), each representing 10 S&N Group shares), and cash for registered shares, CHF 30 par value per share, of Centerpulse Ltd., a Swiss public company ("Centerpulse"), including Centerpulse shares represented by Centerpulse ADSs, each representing one-tenth (1/10) of a Centerpulse share, upon the terms and subject to the conditions set forth in the Preliminary Prospectus/Offer to Exchange dated April 25, 2003 (the "Offer to Exchange") and in the related Letter of Transmittal (which, together with the Offer to Exchange, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

Items 1 - 11.

     Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

     On August 26, 2003, S&N, S&N Group and Centerpulse entered into a letter agreement addressing certain matters with respect to the Offer and the combination agreement among S&N, S&N Group and Centerpulse, a copy of which is attached hereto as Exhibit (a)(35) and incorporated herein by reference.

     On August 28, 2003, S&N announced that, as of the expiration of the Offer on August 27, 2003, approximately 0.24% of the outstanding Centerpulse shares, including Centerpulse shares represented by Centerpulse ADSs, had been tendered pursuant to the Offer. The Offer has lapsed and all Centerpulse shares, including Centerpulse shares represented by Centerpulse ADSs, tendered pursuant to the Offer will be released by S&N Group. The U.K. and Swiss announcements of S&N and S&N Group issued on August 28, 2003 are attached hereto as Exhibits
(a)(36) and (a)(37), respectively, and incorporated herein by reference.

Item 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended by adding the following exhibits thereto:

EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(35) Letter Agreement among S&N, S&N Group and Centerpulse (incorporated by reference to Exhibit (e)(15) of Amendment No. 11 to the Schedule 14D-9 of Centerpulse filed with the Securities and Exchange Commission on August 27, 2003).

(a)(36) U.K. Press Release of S&N issued on August 28, 2003 (incorporated herein by reference to S&N Group's Rule 425 filing made with the Securities and Exchange Commission on August 28, 2003).

(a)(37) Swiss Press Release of S&N Group issued on August 28, 2003 (incorporated herein by reference to S&N Group's Rule 425 filing made with the Securities and Exchange Commission on August 28,
               2003).

                                       -2-

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SMITH & NEPHEW GROUP PLC


                                       By:  /s/ James Ralston
                                           -------------------------
                                           Name: James Ralston
                                           Title: Authorized U.S. Representative

                                       SMITH & NEPHEW PLC


                                       By:  /s/ James Ralston
                                           -------------------------
                                           Name: James Ralston
                                           Title: Authorized U.S. Representative

Date: August 28, 2003


                                       -3-